John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS  66211
Phone: 913.660.0778   Fax: 913.660.9157
john.lively@1940actlawgroup.com

September 12, 2017

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	360 Funds (the “Trust”) (File Nos. 811-21726 and 333-219584)

Dear Ms. O’Neal-Johnson:

On July 31, 2017, the Trust filed with the Securities and Exchange Commission (the “Commission”) a Form N-14 registration statement (combined proxy statement/prospectus) relating to the proposed reorganization of the Crow Point Alternative Income Fund (the “Existing Fund”), a series of Northern Lights Fund Trust, with and into the Crow Point Alternative Income Fund (the “New Fund”), a series of the Trust (the Existing Fund and the New Fund may be referred to generally herein as the “Fund”).

We received supplemental comments from you on September 6, 2017 and September 12, 2017. This letter responds to the comment from September 12, 2017.

Comment

1.
Comment: Immediately after the Form N-14 is declared effective by the SEC Staff (following the Trust’s filing of a request for acceleration notice), please add the following sentences from the Board Considerations section to the Q&A that discusses the purpose of the reorganization. These sentences may be added in a filing of the proxy statement/registration statement pursuant to Rule 497.

Concurrently, the NLFT Trust, the Existing Fund and the Adviser have, from time to time, experienced administrative, operational and/or compliance difficulties as a result of these internal policies and procedures. Accordingly, the NLFT Trustees have concluded it is in the best interests of shareholders for the Existing Fund to operate in a trust where it can more fully implement the Adviser’s investment strategies.

Response: The Trust represents that it will file a supplement pursuant to Rule 497 immediatley following the declaration of effectiveness by the SEC Staff on the above Form N-14 that will include the language noted in Comment #1.

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Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
September 12, 2017

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely, /s/ John H. Lively

John H. Lively